October 7, 2010

Michael P. Dimitruk
Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111-4006

 Re: Stone Harbor Emerging Markets Fixed Income Fund
        SEC File Numbers: 333-169361 and 811-22473

Dear Mr. Dimitruk:

        We have reviewed the registration statement on Form N-2 filed on behalf of Harbor
Emerging Markets Fixed Income Fund (the "Fund") on September 14, 2010. The Fund filed the
registration statement to register common shares. We have the following comments.

Prospectus

Investment Objective and Policies, page 1

1. The prospectus states, "The Fund normally will invest <u>at least 80%</u> of its net assets (plus any
borrowings made for investment purposes) in Emerging Markets Fixed Income Securities.
"Emerging Markets Fixed Income Securities" include fixed-income securities <u>and other
instruments (including derivatives)</u> that are economically tied to emerging market countries, that
are denominated in the predominant currency of the local market of an emerging market country
or whose performance is linked to those countries' markets, currencies, economies or ability to
repay loans." (Emphasis added.) Please delete "Fixed" from the name of the Fund or, in a letter
to the staff, explain how such other instruments are generally deemed to be fixed income
securities.

2. The prospectus states, "Emerging Markets Fixed Income Securities also include derivatives
and other instruments used to hedge or gain exposure to emerging securities markets (for
example, futures or other derivatives whose return is based on specific emerging markets
securities, indices or currencies, and credit default swaps with respect to emerging market issuers
or securities)." The Division of Investment Management has recently made a number of
observations about derivatives-related disclosure by investment companies in a letter from Barry
D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General
Counsel, Investment Company Institute dated July 30, 2010.
(http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the
observations set forth in that letter and revise your disclosure of use and risks of derivatives
accordingly.

3. The name of the Fund includes the term "Emerging Markets." The prospectus states, "The Investment Manager has broad discretion to identify and invest in countries that it considers to qualify as emerging market countries." (Emphasis added.) We note that the list of emerging markets countries on pages 20-21 includes several countries (such as Hong Kong) that, generally, are not considered to be emerging markets. In determining whether a particular name is misleading, the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company's intended investments or the risks of those investments. Please revise the disclosure accordingly, or, in a letter to the staff, please explain your broad discretion. Will such broad discretion include only countries included in an independent emerging market index or list?

4. The prospectus states, "Under normal market conditions, the Fund intends to engage in Borrowings in an amount up to approximately $33\,^1/3\%$ of its total assets (including the amount borrowed). See "Leverage" below and "Effects of Leverage" in this prospectus." If true, please clarify the disclosure to indicate that, by the use of "covering," the Fund may materially exceed such limits.

5. The prospectus states, "Under certain limited circumstances, the Fund may invest all or substantially all of its assets in warrants, structured investments or other derivatives." Please list such other derivatives.

 Investment Manager, page 3

6. The prospectus states, "For these services the Investment Manager will receive an annual fee, payable monthly, in an amount equal to [   ]% of the Fund's average daily total assets, including the amount of any Borrowings, assets attributable to any Preferred Shares that may be outstanding, and the notional value of any credit default swaps written by the Fund. With respect to any reverse repurchase agreement or similar leveraging transactions, "total assets" includes any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date."

- It has not been the industry's practice to pay advisory fees based upon notional amounts of credit default swaps, and using such proposed approach raises investor protection-related concerns. For example, will investors understand the mechanics, consequences and novel nature of how the management fees are calculated? Also, does the Adviser have an incentive to manage the Fund differently because of the fee calculation method?

- The Investment Manager will receive a management fee based on the "Fund's average daily total assets, including the amount of any Borrowings ...." Please provide a cross-reference to the page number where "Borrowings" is defined. In addition, please clarify the meaning of "similar leveraging transactions."

- In the Summary – Investment Manger and Summary of Fund Expenses sections, please prominently disclose the effect that the Fund's method of calculating the Investment Manager's fee is different than the way closed-end investment companies typically calculate management fees. Also, please further clarify that the management fee borne by Common Stockholders will increase to the extent the Investment Manager sells credit default swap contracts or engages in reverse repurchase agreements on behalf of the Fund.

- In the prospectus, please provide an example of how the management fee will be calculated in connection with credit default swap contracts and reverse repurchase agreements. For example, will the notional amount of the credit default swap contracts be adjusted for gains or losses? Will the Fund incur additional management fees if the reverse repurchase agreements are covered by a segregated account? Assuming a management fee of 1%, would management fees (as a percentage of net assets attributable to common shares) ever exceed 1.5%, and if so, is there an upper limit? Is such upper limit specified in the management agreement? If the Fund may offset repurchase and other derivatives positions (including default credit swaps) against one another, what effect will such actions have on the management fee?

- As you know, Section 15 of the Investment Company Act of 1940 provides that the management contract must <u>precisely</u> describe all compensation to be paid. The management agreement should address the issues discussed above.

- The management agreement was not submitted as an exhibit, so we assume that the Board of Directors of the Fund may be meeting soon on the Fund's investment management fee and the basis for calculation of the fee. By this letter, we request that you, or the Board or its independent counsel, if any, provide us a written response stating the Board is aware of the extraordinary method of calculating fees, the basis for its approval of the advisory contract provision regarding the calculation of fees, and that the Board has considered all ramifications of such basis of calculation. We also request that the Adviser provide a written response describing how it concluded that the basis of calculation of management fees is consistent with its fiduciary duties under Section 36(b).

- Please provide to the staff a copy or draft of the management agreement. We may have further comments.

Leverage, page 4

7. Page 4 states, "The Fund may use leverage through Borrowings, and possibly through the issuance of Preferred Shares, in an aggregate amount of up to approximately 33 ^{1}/3% of the Fund's total assets immediately after such Borrowings and/or issuances…. The Fund may also enter into <u>other transactions that are not subject to this 33 ^{1}/3% threshold</u> but that may give rise to a form of leverage including, among others, credit default swap contracts and other derivative transactions, loans of portfolio securities and when-issued, delayed delivery or forward commitment transactions." (Emphasis added.) Page 5 states, "Derivative instruments and reverse repurchase agreements used by the Fund will not constitute senior securities (and will not be subject to the Fund's limitations on indebtedness and leverage) to the extent that the Fund segregates liquid assets at least equal in amount to its obligations under the instruments, or enters

into offsetting transactions or owns positions covering its obligations." Please revise the prospectus to clearly indicate the maximum extent the Fund may leverage and the effect such other transactions have on the management and other fees.

Risk Factors, page 6

8. Please include credit default swaps as a separate risk factor in this section.

Non-Investment Grade Securities Risk, page 14

9. The prospectus states, "[The Fund may invest without limit in securities rated below investment grade.]" Please delete the brackets.

Distributions, page 17

10. The prospectus states, "To permit the Fund to maintain more stable distributions, the Fund's distribution rates will be based, in part, on projections as to annual cash available for distribution and, therefore, the distributions paid by the Fund for any particular quarter may be more or less than the amount of cash available to the Fund for distribution for that period." In a letter to the staff, please explain whether the Fund will rely on, or seek, an order granting it an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit the Fund to include realized long-term capital gains as a part of its regular distributions to common shareholders more frequently than would otherwise be permitted by the 1940 Act.

11. The prospectus states, "Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the Common Shares." Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

- Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

- Shareholders should not assume that the source of a distribution from the fund is net profit.

12. Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Summary of Fund Expenses, page 18

13. This section should clearly explain the maximum fees, including management fees, based on net assets attributable to common shares, which could be charged.   The prospectus states, "The following table assumes that the Fund issues approximately [   ] Common Shares, assumes Borrowings and/or the issuance of Preferred Shares in an aggregate amount equal to 33 1/3% of the Fund's total assets, and shows Fund expenses as a percentage of net assets attributable to

4

Common Shares." Please disclose how and whether the calculation of the management fee (and administrative fee) includes expenses associated with the notional amount of credit default swap contracts sold or covered reverse repurchase agreements. Will management fees ever exceed the percentage stated in the fee table because of "covered" securities or credit default swaps, and if so, is there an upper limit? If so, the fee table and example should reflect the higher percentage.

14. Footnote 3 states, "The Investment Advisory Agreement between the Fund and the Investment Manager obligates the Fund to pay the Investment Manager an annual investment advisory fee equal to [   ]% of the average daily total assets of the Fund including the amount of any Borrowings and assets attributable to any Preferred Shares that may be outstanding." (Emphasis added.) Please further clarify the meaning of total assets including reverse repurchase agreements and the notional value of credit default swaps.

15. Footnote 5 states, "Assumes the Fund (i) utilizes leverage through Borrowings and/or the issuance of Preferred Shares in an aggregate amount of 33 1/3% of the Fund's total assets and (ii) the annual interest rate or dividend rate on the amount borrowed is [   ]%." In a letter to the staff, please explain whether and where expenses associated with reverse repurchase agreements are included in the fee table.

16. Footnote 7 states that the Administrator pays all expenses except for certain exclusions. If applicable, please also exclude acquired fund fees and expenses.

17. Item 3 of Form N-2 generally requires a fund that invests in other funds (acquired funds) to disclose the fees and expenses associated with those investments. Please revise the table as appropriate. Also, if applicable, please confirm that the fee table includes payments on securities sold short. (Page 30 states, "[The Fund will not make a short sale if, after giving effect to such sale, the market value of all securities sold short by the Fund exceeds 25% of the value of its total assets.]")

18. The footnote to the example states, "The example assumes that the estimated "Other Expenses" set forth in the Annual Expenses table are accurate, that the rates listed under "Annual Expenses" remain the same each year, except to reduce annual expenses to reflect the scheduled maturity of outstanding debt of the completion of organization expense amortization, and that all dividends and distributions are reinvested at NAV." (Emphasis added.) However, footnote 7 states that organizational costs are to be paid by the Administrator and Stone Harbor. Please revise the disclosure or, in a letter to the staff, please explain the apparent inconsistent statements.

Credit Default Swaps, page 26

19. In a letter to the staff, please confirm that the Fund will cover the entire notional amount of any credit default swaps that the Fund sells. In addition, please inform the staff the range of compensation the Fund expects to receive from writing a credit default swap.

Dollar Roll Transactions, page 28

20. The prospectus states, "During the period between the sale and repurchase, <u>the Fund will not be entitled to receive interest and principal payments on the securities sold</u>. Proceeds of the sale will be invested in additional instruments for the Fund, and the income from these investments will generate income for the Fund." (Emphasis added.) Since the Fund will not be entitled to interest on the securities sold, but will pay management fees based on such assets, please explain if and how the Fund seeks to earn profits on that portion of the Funds assets.

21. The prospectus states, "If such income <u>does not exceed the income, capital appreciation and gain or loss </u>that would have been realized on the securities sold as part of the dollar roll, the use of this technique will diminish the investment performance of the Fund compared with what the performance would have been without the use of dollar rolls." (Emphasis added.) If true, please also discuss the additional expenses, including management fees and administrative fees.

Administrator, page 53

22. In this section, please clarify the meaning of total assets.

<u>**Statement of Additional Information ("SAI")**</u>

Mortgage Pass-Through Securities, page 2

23. Page 3 states, "In the case of privately issued mortgage-related securities, the Fund take the position that mortgage-related securities do not represent interests in any particular "industry" or group of industries." Please revise this sentence to disclose that such mortgage-related securities <u>do</u> represent interests in a particular "industry" or group of industries." In addition, please disclose the specific industry or group of industries they represent.

Remuneration of Trustees, page 33

24. Please provide the information required by Item 18.13 in chart format. For example, total compensation from the Fund complex is missing.

Potential Conflicts of Interest, page 36

25. In this section, if applicable, please also discuss the conflict of interest in connection with management fees and the decision to leverage.

<u>**General**</u>

26. Please advise the staff whether the Financial Industry Regulatory Authority has reviewed and approved the terms of the underwriting agreement.

27. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities

Act of 1933 ("1933 Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

28. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

29. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

30. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

31. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel